UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                            SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                          (Amendment No. 1)
                       FIRST CHARTER CORPORATION
                          (Name of Issuer)

                 COMMON STOCK, PAR VALUE $5.00 PER SHARE
                    (Title of Class of Securities)

                              319439105
                           (CUSIP Number)

                            Kyle E. Black
                            1 Acorn Lane
              SALISBURY, NORTH CAROLINA 28144, (704) 633-2031
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                          DECEMBER 21, 1995
                  (Date of Event Which Requires Filing
                         of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box:  [   ].

     Check the following box if a fee is being paid with the statement: [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

     The total number of shares reported herein is 230,775 shares, which constitutes approximately 3.7% of the total number of shares outstanding. All ownership percentages set forth herein assume that at December 21, 1995, there were 6,236,014 shares outstanding.


                    (Continued on following pages)
CUSIP No. 319439105
_______________________________________________________________

     1) Names of Reporting Persons/S. S. or I. R. S. Identifi-cation Nos. of Above Persons:

                  Kyle E. Black, M.D.
                  ###-##-####
_______________________________________________________________

     2)   Check the Appropriate Box if a Member of a Group
(See Instructions):
          (a)
          (b)
_______________________________________________________________

     3)   SEC Use Only:

_______________________________________________________________

     4)   SOURCE OF FUNDS*

          00
_______________________________________________________________

     5)   Check Box if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(d) or 2(E).

_______________________________________________________________

     6)   Citizenship or Place of Organization:

                          United States of America
_______________________________________________________________

Number of      (7)  Sole Voting Power:            128,375
Shares Bene-
ficially       (8)  Shared Voting Power:          102,400
Owned by
Each Report-   (9)  Sole Dispositive Power:       128,375
ing Person
With           (10)  Shared Dispositive Power:     102,400
_______________________________________________________________

     11)   Aggregate Amount Beneficially Owned by Each Reporting
Person:
                              230,775
_______________________________________________________________

     12)   Check if the Aggregate Amount in Row (9) Excludes
Certain Shares (See Instructions):

_______________________________________________________________

     13)   Percent of Class Represented by Amount in Row 9:

                              3.7%
_______________________________________________________________

     14)   Type of Reporting Person (See Instructions):

                               IN
_______________________________________________________________

     Pursuant to Rule 13d-1 of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby files this Amendment No. 1 to Schedule 13D Statement dated February 14, 1996, relating to the Common Stock, par value $5.00 per share (the "Common Stock"), of First Charter Corporation (the "Company").

Item 1.          SECURITY AND ISSUER.

     No Change

Item 2.          IDENTITY AND BACKGROUND.

     Information regarding the identity and background of the persons reporting pursuant to this Schedule 13D statement
(together, the "Reporting Person") are as follows:

     (a)  The name of the Reporting Person is Kyle E. Black.

     (b)  The residence address of the Reporting Person is 1
          Acorn Lane, Salisbury, North Carolina 28144.

     (c)  The Reporting Person currently is a retired physician.

     (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding
          (excluding traffic violations or other similar misdemeanors).

     (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and the Reporting Person is not or has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is a citizen of the United States of America.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     No Change

Item 4.    PURPOSE OF TRANSACTION.

     No Change

Item 5.    INTEREST IN SECURITIES OF THE ISSUER.

     (a) The Reporting Person beneficially owns 230,775 shares of Common Stock, or 3.7% of the number of shares outstanding on December 21, 1995.

     (b) The number of shares of Common Stock reported as beneficially owned by the Reporting Person in this
          Schedule 13D statement includes 79,476 shares owned directly by Dr. Black and 48,899 shares held in his wife's estate as to which he has sole voting and investment powers; and an aggregate of 102,400 shares held in two trusts of which Dr. Black is a co-trustee, as to which he has shared voting and investment powers with his sister, Hazel Black Linn, co-trustee.

     (c) The Reporting Person has not engaged in any transactions in the common stock of the Issuer during the 60 days preceding the filing of this Amendment No. 1 to Schedule 13D.
          This Amendment is being filed for the sole purpose of indicating that the Reporting Person's percentage ownership of the Issuer's Common Stock has decreased to 3.7% as the result of the Issuer's issuance of common stock in connection with a merger consummated on December 21, 1995.

     (d) Dr. Black has the right to receive dividends from, or the proceeds from the sale of, (i) the shares of Common Stock owned directly by him and (ii) the shares of Common Stock held by the trust of which he is beneficiary. The beneficiary of the second trust, Mrs. Linn, has the right to receive dividends from, or the proceeds from the sale of, the shares of Common Stock held by that trust, and his wife's estate (of which he is executor and beneficiary) has the right to receive dividends from, or the proceeds from the sale of, the shares of Common Stock held therein.

     (e)  December 21, 1995.


Item 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
           RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
           ISSUER.

     No Change

Item 7.    MATERIAL TO BE FILED AS EXHIBITS.


     No Change

     After reasonable inquiry and to the best of my knowledge and belief, that the information set forth in this statement is true, complete and correct.


February 29, 1996                      \s\ KYLE E. BLACK, M.D.
                                           Kyle E. Black, M.D.